Exhibit 99.2
Shell plc
Three month period ended March 31, 2026
Unaudited Condensed Financial Report
Shell plc            Unaudited Condensed Interim Financial Report            1

SHELL PLC 1st QUARTER 2026 UNAUDITED RESULTS

SUMMARY OF UNAUDITED RESULTS
Quarters			$ million
Q1 2026	Q4 2025	Q1 2025		Reference
5,694	4,134	4,780	Income attributable to Shell plc shareholders
6,915	3,256	5,577	Adjusted Earnings	A.
17,741	12,799	15,250	Adjusted EBITDA	A.
6,062	9,438	9,281	Cash flow from operating activities
(3,136)	(5,190)	(3,959)	Cash flow from investing activities
2,927	4,249	5,322	Free cash flow	G.
4,202	6,015	4,175	Cash capital expenditure	C.
8,716	9,559	8,575	Operating expenses	F.
8,585	9,436	8,453	Underlying operating expenses	F.
9.9%	9.4%	10.4%	ROACE	D.
75,645	75,643	76,511	Total debt	E.
52,606	45,687	41,521	Net debt	E.
23.2%	20.7%	18.7%	Gearing	E.
2,752	2,859	2,838	Oil and gas production available for sale (thousand boe/d)
1.01	0.72	0.79	Basic earnings per share ($)
1.22	0.57	0.92	Adjusted Earnings per share ($)	B.
0.3906	0.3720	0.3580	Dividend per share ($)
Quarter Analysis1
Income attributable to Shell plc shareholders was driven by the same factors as Adjusted Earnings and includes the impact of identified items and a current cost of supplies adjustment of $1.2 billion.
Adjusted Earnings, compared with the fourth quarter 2025, reflected higher contributions from trading and optimisation mainly impacting our Downstream, Renewables and Energy Solutions businesses, higher realised prices, higher refining margins, lower operating expenses and higher Lubricants margins, partly offset by lower volumes.
Identified items in the first quarter 2026 amounted to a net loss of $2.4 billion and included unfavourable movements due to the fair value accounting of commodity derivatives. This compares with identified items in the fourth quarter 2025 which amounted to a net gain of $1.2 billion.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first quarter 2026 was $6.1 billion, and primarily driven by Adjusted EBITDA, the non-cash cost of supplies adjustment of $1.7 billion (before tax) and net cash inflows related to the timing impact of payments for emission certificates and biofuel programmes of $1.3 billion. These were partly offset by working capital outflows of $11.2 billion and tax payments of $2.3 billion. The working capital outflows mainly reflected the impact of commodity prices on inventory and accounts receivables.
Cash flow from investing activities for the first quarter 2026 was an outflow of $3.1 billion, and included cash capital expenditure of $4.2 billion, partly offset by interest received of $0.4 billion and divestment proceeds of $0.4 billion.
Net debt and Gearing: At the end of the first quarter 2026, net debt was $52.6 billion, compared with $45.7 billion at the end of the fourth quarter 2025. This reflects free cash flow of $2.9 billion, more than offset by lease liability increases of $3.9 billion2, share buybacks of $3.2 billion, cash dividends paid to Shell plc shareholders of $2.1 billion and interest payments of $1.0 billion. Gearing was 23.2% at the end of the first quarter 2026, compared with 20.7% at the end of the fourth quarter 2025, mainly driven by higher net debt.
Shareholder distributions: Total shareholder distributions in the quarter amounted to $5.3 billion, comprising repurchases of shares of $3.2 billion and cash dividends paid to Shell plc shareholders of $2.1 billion. Dividends declared to Shell plc shareholders for the first quarter 2026 amount to $0.3906 per share. Shell has now completed the $3.5 billion of share buybacks announced in the fourth quarter 2025 results announcement. Today, Shell announces a share buyback programme of $3.0 billion which is expected to be completed by the second quarter 2026 results announcement.3
Shell plc            Unaudited Condensed Interim Financial Report            2

This Unaudited Condensed Financial Report, together with supplementary financial and operational disclosure for this quarter, is available at www.shell.com/investors 4 .
1.All earnings amounts are shown post-tax, unless stated otherwise.
2.Includes a non-cash increase of $3.2 billion in the variable component of shipping leases in the current macro environment. See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements” for further details.
3.Given the securities law requirements that apply to Shell plc in connection with its agreement to acquire ARC Resources Ltd. (“ARC”), it will be necessary to suspend the programme from the time of publication of the ARC shareholder circular until the conclusion of the ARC shareholder meeting. Any buybacks not undertaken due to such suspension will be part of the remaining 2026 programmes (subject to Board approval).
4.Not incorporated by reference.
PORTFOLIO DEVELOPMENTS
Integrated Gas
In April 2026, we entered into a definitive agreement to acquire ARC Resources Ltd. (“ARC”), an energy company focused on the Montney shale basin in British Columbia and Alberta, Canada. Under the terms of the agreement, ARC’s shareholders will receive CAD 8.20 in cash and 0.40247 ordinary shares of Shell plc for each ARC share, resulting in an equity value of approximately USD 13.6 billion.1 The boards of both companies have unanimously supported the transaction, which is expected to close in the second half of 2026, subject to ARC shareholder, court and regulatory approvals.

Marketing
In March 2026, we entered into an agreement to sell Jiffy Lube International to an affiliate of Monomoy Capital Partners (Monomoy) for $1.3 billion. As part of the agreement, we entered into a long-term lubricants supply agreement with Monomoy. The transaction is subject to regulatory approvals and closing conditions, and is expected to close in the second half of 2026.

1.Based on Shell’s closing share price at April 24, 2026 of GBP 33.08 and GBP:CAD exchange ratio of 1.8480.
Shell plc            Unaudited Condensed Interim Financial Report            3

PERFORMANCE BY SEGMENT

INTEGRATED GAS
Quarters			$ million
Q1 2026	Q4 2025	Q1 2025		Reference
1,321	1,839	2,789	Income/(loss) for the period
(497)	178	306	Of which: Identified items	A.
1,819	1,661	2,483	Adjusted Earnings	A.
4,115	4,127	4,735	Adjusted EBITDA	A.
483	3,956	3,463	Cash flow from operating activities	A.
1,014	1,207	1,116	Cash capital expenditure	C.
115	128	126	Liquids production available for sale (thousand b/d)
4,607	4,760	4,644	Natural gas production available for sale (million scf/d)
909	948	927	Total production available for sale (thousand boe/d)
7.86	7.81	6.60	LNG liquefaction volumes (million tonnes)
19.16	19.79	16.49	LNG sales volumes (million tonnes)

Integrated Gas includes natural gas and liquids exploration and extraction. The gas is then processed to produce liquefied natural gas (LNG) or converted into gas-to-liquids (GTL) fuels and other products. The business includes the operation of both upstream and midstream infrastructure necessary to deliver natural gas and its derivatives to market. Integrated Gas also includes the marketing, trading and optimisation of LNG.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the fourth quarter 2025, reflected the higher realised prices mainly from liquid products (increase of $263 million), partly offset by lower volumes (decrease of $131 million). Trading and optimisation results were in line with the fourth quarter 2025.
Identified items in the first quarter 2026 included unfavourable movements of $634 million due to the fair value accounting of commodity derivatives and gains of $133 million from the sale of assets. These unfavourable movements and gains compare with the fourth quarter 2025 which included favourable movements of $225 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first quarter 2026 was primarily driven by Adjusted EBITDA, partly offset by working capital outflows of $1,121 million, net cash outflows related to derivatives of $819 million, tax payments of $722 million, and a payment relating to a legal case of $635 million.
Total oil and gas production, compared with the fourth quarter 2025, decreased by 4% mainly due to the impact of the Middle East conflict on Qatari volumes. LNG liquefaction volumes increased by 1% mainly due to LNG Canada ramp-up, partly offset by unfavourable weather in Australia.
1.All earnings amounts are shown post-tax, unless stated otherwise.

Shell plc            Unaudited Condensed Interim Financial Report            4

UPSTREAM
Quarters			$ million
Q1 2026	Q4 2025	Q1 2025		Reference
2,556	3,648	2,080	Income/(loss) for the period
179	2,079	-257	Of which: Identified items	A.
2,377	1,570	2,337	Adjusted Earnings	A.
7,261	6,114	7,387	Adjusted EBITDA	A.
3,178	4,287	3,945	Cash flow from operating activities	A.
2,159	2,682	1,923	Cash capital expenditure	C.
1,346	1,393	1,335	Liquids production available for sale (thousand b/d)
2,884	2,894	3,020	Natural gas production available for sale (million scf/d)
1,843	1,892	1,855	Total production available for sale (thousand boe/d)

Upstream explores for and extracts crude oil, natural gas and natural gas liquids. The segment also includes marketing and transportation of oil, gas and liquids, supported by the infrastructure required to deliver them to market or to process them within Shell's chemicals manufacturing plants and refineries. Upstream activities span deep-water and conventional oil and gas operations.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the fourth quarter 2025, reflected higher realised prices (increase of $1,149 million) and lower exploration expenses (decrease of $124 million), partly offset by unfavourable tax movements ($183 million) and lower volumes (decrease of $121 million).
Identified items in the first quarter 2026 included gains of $184 million related to the impact of inflationary adjustments in Argentinian peso on a deferred tax position and gains of $88 million related to the impact of the strengthening Brazilian real on a deferred tax position. These gains compare with the fourth quarter 2025 which included gains on the disposal of assets of $2,282 million, mainly related to the incorporation of the Adura joint venture in the UK.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first quarter 2026 was primarily driven by Adjusted EBITDA, partly offset by working capital outflows of $2,316 million and tax payments of $1,492 million.
Total production, compared with the fourth quarter 2025, decreased mainly due to the impact of the incorporation of the Adura joint venture.

1.All earnings amounts are shown post-tax, unless stated otherwise.

Shell plc            Unaudited Condensed Interim Financial Report            5

MARKETING
Quarters			$ million
Q1 2026	Q4 2025	Q1 2025		Reference
1,895	(99)	814	Income/(loss) for the period
(147)	(547)	(49)	Of which: Identified items	A.
1,334	578	900	Adjusted Earnings	A.
2,437	1,604	1,869	Adjusted EBITDA	A.
2,224	(75)	1,907	Cash flow from operating activities	A.
248	688	256	Cash capital expenditure	C.
2,627	2,701	2,674	Marketing sales volumes (thousand b/d)

Marketing includes Mobility, Lubricants, and Sectors and Decarbonisation. Mobility operates our retail network, including electric vehicle charging, convenience retail, and the Wholesale Commercial Fuels business for transport and industry. Lubricants produces, markets and sells products for road transport and machinery in manufacturing, mining, power generation, agriculture and construction. Sectors and Decarbonisation supplies fuels, speciality products and services, including low-carbon energy solutions such as biofuels, to a broad range of commercial customers, including in the aviation, marine and agriculture sectors.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items and a current cost of supplies adjustment of $709 million.
Adjusted Earnings, compared with the fourth quarter 2025, reflected higher Marketing margins (increase of $478 million) and lower operating expenses (decrease of $171 million). Higher margins were supported by trading and optimisation as well as higher Lubricants margins resulting from seasonally higher volumes and improved unit margins. These favourable movements in margins were partly offset by seasonally lower volumes and lower unit margins in Mobility and higher losses in a joint venture.
Identified items in the first quarter 2026 included net impairment charges and reversals of $182 million and favourable movements of $73 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory. These net charges and favourable movements compare with the fourth quarter 2025 which included impairment charges of $527 million.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first quarter 2026 was primarily driven by Adjusted EBITDA, the non-cash cost of supplies adjustment of $950 million (before tax), net inflows related to the timing impact of emission certificates and biofuel programmes of $653 million and dividends (net of share of losses) from joint ventures and associates of $493 million. These were partly offset by working capital outflows of $1,748 million.
Marketing sales volumes (comprising hydrocarbon sales), compared with the fourth quarter 2025, decreased mainly due to seasonality.
1.All earnings amounts are shown post-tax, unless stated otherwise.

Shell plc            Unaudited Condensed Interim Financial Report            6

CHEMICALS AND PRODUCTS
Quarters			$ million
Q1 2026	Q4 2025	Q1 2025		Reference
395	(560)	(77)	Income/(loss) for the period
(2,086)	(310)	(581)	Of which: Identified items	A.
1,925	(66)	449	Adjusted Earnings	A.
3,544	939	1,410	Adjusted EBITDA	A.
(2,308)	1,775	130	Cash flow from operating activities	A.
363	1,016	458	Cash capital expenditure	C.
1,219	1,178	1,362	Refinery processing intake (thousand b/d)
2,253	2,136	2,813	Chemicals sales volumes (thousand tonnes)

The Chemicals and Products segment includes chemicals manufacturing plants with their own marketing network; and refineries, which turn crude oil and other feedstocks into a range of oil products that are moved and marketed around the world for domestic, industrial and transport use. The segment also includes the pipeline business, and trading and optimisation of crude oil, oil products and petrochemicals.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items and a current cost of supplies adjustment of $557 million.
Adjusted Earnings, compared with the fourth quarter 2025, reflected higher Products margins (increase of $1,523 million), mainly driven by higher contributions from trading and optimisation and higher refining margins. Adjusted Earnings also reflected higher Chemicals margins (increase of $211 million) and lower operating expenses (decrease of $197 million).
In the first quarter 2026, Chemicals had negative Adjusted Earnings of $117 million and Products had positive Adjusted Earnings of $2,042 million.
Identified items in the first quarter 2026 included unfavourable movements of $2,016 million due to the fair value accounting of commodity derivatives that, as part of Shell's normal business, are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory. These unfavourable movements compare with the fourth quarter 2025, which included impairment charges of $187 million and net losses from the disposal of assets of $127 million.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first quarter 2026 was primarily driven by working capital outflows of $5,646 million and outflows related to derivatives of $1,887 million. These were partly offset by Adjusted EBITDA, the non-cash cost of supplies adjustment of $763 million (before tax) and net inflows related to the timing impact of payments for emission certificates and biofuel programmes of $600 million.
Refinery utilisation was 99% compared with 95% in the fourth quarter 2025, mainly due to lower maintenance activities in the first quarter 2026.
Chemicals manufacturing plant utilisation was 85% compared with 76% in the fourth quarter 2025, mainly due to lower planned and unplanned maintenance activities in the first quarter 2026.
1.All earnings amounts are shown post-tax, unless stated otherwise.

Shell plc            Unaudited Condensed Interim Financial Report            7

RENEWABLES AND ENERGY SOLUTIONS
Quarters			$ million
Q1 2026	Q4 2025	Q1 2025		Reference
527	(98)	(247)	Income/(loss) for the period
179	(229)	(205)	Of which: Identified items	A.
348	131	(42)	Adjusted Earnings	A.
548	329	111	Adjusted EBITDA	A.
2,937	(405)	367	Cash flow from operating activities	A.
404	391	403	Cash capital expenditure	C.
72	72	76	External power sales (terawatt hours)[1]
197	160	184	Sales of pipeline gas to end-use customers (terawatt hours)[2]
1.Physical power sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders.
2.Physical natural gas sales to third parties; excluding financial trades and physical trade with brokers, investors, financial institutions, trading platforms, and wholesale traders. Excluding sales of natural gas by other segments and LNG sales.
Renewables and Energy Solutions encompasses renewable power generation, marketing, trading, and optimisation of power and pipeline gas. It also includes hydrogen production, commercial carbon capture and storage (CCS) hubs and carbon credits. The business invests in nature-based projects that compensate for carbon emissions and Shell Ventures, which invests in or works with start-ups and other early-stage businesses to help them scale up and grow.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the fourth quarter 2025, reflected higher margins (increase of $225 million), mainly due to higher trading and optimisation margins.
Most Renewables and Energy Solutions activities were loss-making in the first quarter 2026, these were more than offset by positive Adjusted Earnings from trading and optimisation and energy marketing.
Identified items in the first quarter 2026 included favourable movements of $189 million due to the fair value accounting of commodity derivatives. As part of Shell's normal business, commodity derivative contracts are entered into as hedges for mitigation of economic exposures on future purchases, sales and inventory. These favourable movements compare with the fourth quarter 2025 which included net impairment charges of $156 million.
Adjusted EBITDA was driven by the same factors as Adjusted Earnings.
Cash flow from operating activities for the first quarter 2026 was primarily driven by net cash inflows related to derivatives of $2,358 million and Adjusted EBITDA.
1.All earnings amounts are shown post-tax, unless stated otherwise.

Shell plc            Unaudited Condensed Interim Financial Report            8

CORPORATE
Quarters			$ million
Q1 2026	Q4 2025	Q1 2025		Reference
(937)	(550)	(483)	Income/(loss) for the period
(29)	18	(26)	Of which: Identified items	A.
(908)	(567)	(457)	Adjusted Earnings	A.
(164)	(313)	(261)	Adjusted EBITDA	A.
(451)	(100)	(531)	Cash flow from operating activities	A.
The Corporate segment covers the non-operating activities supporting Shell. It comprises Shell’s holdings and treasury organisation, headquarters and central functions, self-insurance activities and centrally managed longer-term innovation portfolio. All finance expense, income and related taxes are included in Corporate segment earnings rather than in the earnings of business segments.
Quarter Analysis1
Income/(loss) for the period was driven by the same factors as Adjusted Earnings and includes the impact of identified items.
Adjusted Earnings, compared with the fourth quarter 2025, reflected unfavourable net interest movements ($287 million) and unfavourable tax movements ($176 million), partly offset by lower operating expenses (decrease of $80 million) and favourable foreign exchange rate effects ($42 million).
Adjusted EBITDA was mainly driven by lower operating expenses and favourable foreign exchange rate effects.
Cash flow from operating activities for the first quarter 2026 was primarily driven by working capital outflows of $287 million and Adjusted EBITDA.
1.All earnings amounts are shown post-tax, unless stated otherwise.

OUTLOOK FOR THE SECOND QUARTER 2026
Full year 2025 cash capital expenditure was $21 billion. Our cash capital expenditure for the full year 2026 is expected to be $24 - $26 billion, including ~$4 billion related to the acquisition of ARC Resources Ltd.
Integrated Gas production is expected to be approximately 580 - 640 thousand boe/d. LNG liquefaction volumes are expected to be approximately 6.8 - 7.4 million tonnes. Second quarter 2026 outlook reflects impact of Middle East conflict including Qatar and higher planned maintenance across the portfolio.
Upstream production is expected to be approximately 1,620 - 1,820 thousand boe/d. Second quarter 2026 outlook reflects higher planned maintenance across the portfolio.
Marketing sales volumes are expected to be approximately 2,500 - 2,700 thousand b/d.
Refinery utilisation is expected to be approximately 91% - 99%. Chemicals manufacturing plant utilisation is expected to be approximately 76% - 84%.
Corporate Adjusted Earnings1 were a net expense of $908 million for the first quarter 2026. Corporate Adjusted Earnings are expected to be a net expense of approximately $600 - $800 million in the second quarter 2026.
1.For the definition of Adjusted Earnings and the most comparable GAAP measure please see Reference A.
FORTHCOMING EVENTS

Date	Event
May 19, 2026	Annual General Meeting
July 30, 2026	Second quarter 2026 results and dividends
October 29, 2026	Third quarter 2026 results and dividends
Shell plc            Unaudited Condensed Interim Financial Report            9

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF INCOME
Quarters			$ million
Q1 2026	Q4 2025	Q1 2025
69,691	64,093	69,234	Revenue[1]
(93)	(215)	615	Share of profit/(loss) of joint ventures and associates
535	2,848	302	Interest and other income/(expenses)[2]
70,133	66,725	70,152	Total revenue and other income/(expenses)
44,775	42,102	45,849	Purchases
5,745	5,830	5,549	Production and manufacturing expenses
2,803	3,432	2,840	Selling, distribution and administrative expenses
167	298	185	Research and development
98	391	210	Exploration
5,743	6,581	5,441	Depreciation, depletion and amortisation[2]
1,473	1,193	1,120	Interest expense
60,805	59,827	61,194	Total expenditure
9,328	6,898	8,959	Income/(loss) before taxation
3,570	2,718	4,083	Taxation charge/(credit)[2]
5,758	4,180	4,875	Income/(loss) for the period
64	46	95	Income/(loss) attributable to non-controlling interest
5,694	4,134	4,780	Income/(loss) attributable to Shell plc shareholders
1.01	0.72	0.79	Basic earnings per share ($)[3]
1.00	0.71	0.79	Diluted earnings per share ($)[3]
1.    See Note 2 “Segment information”.
2.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
3    See Note 3 “Earnings per share”.
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CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
Quarters			$ million
Q1 2026	Q4 2025	Q1 2025
5,758	4,180	4,875	Income/(loss) for the period
			Other comprehensive income/(loss) net of tax:
			Items that may be reclassified to income in later periods:
(820)	348	1,711	– Currency translation differences[1]
2	—	6	– Debt instruments remeasurements
2	22	(25)	– Cash flow hedging gains/(losses)
(3)	16	—	– Net investment hedging gains/(losses)
9	(6)	(42)	– Deferred cost of hedging
(11)	(3)	74	– Share of other comprehensive income/(loss) of joint ventures and associates
(821)	377	1,723	Total
			Items that are not reclassified to income in later periods:
191	7	306	– Retirement benefits remeasurements
8	14	(16)	– Equity instruments remeasurements
—	25	(36)	– Share of other comprehensive income/(loss) of joint ventures and associates
199	46	254	Total
(621)	423	1,977	Other comprehensive income/(loss) for the period
5,137	4,603	6,852	Comprehensive income/(loss) for the period
96	110	105	Comprehensive income/(loss) attributable to non-controlling interest
5,041	4,493	6,748	Comprehensive income/(loss) attributable to Shell plc shareholders
1.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.

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CONDENSED CONSOLIDATED BALANCE SHEET
$ million
	March 31, 2026	December 31, 2025
Assets
Non-current assets
Goodwill	15,189	15,662
Other intangible assets	10,873	11,010
Property, plant and equipment	185,708	185,077
Joint ventures and associates	27,579	27,775
Investments in securities	1,554	1,557
Deferred tax	7,474	8,173
Retirement benefits	5,192	5,052
Trade and other receivables	7,294	8,252
Derivative financial instruments[1]	573	619
	261,436	263,177
Current assets
Inventories	28,700	22,216
Trade and other receivables	53,891	44,597
Derivative financial instruments[1]	11,086	9,114
Cash and cash equivalents	23,117	30,216
	116,795	106,143
Assets classified as held for sale[2]	2,367	1,030
	119,162	107,173
Total assets	380,598	370,350

Liabilities
Non-current liabilities
Debt[2]	65,585	66,515
Trade and other payables	5,119	4,463
Derivative financial instruments[1]	1,161	1,108
Deferred tax	11,884	11,983
Retirement benefits	6,876	7,136
Decommissioning and other provisions	21,899	21,411
	112,524	112,616
Current liabilities
Debt[2]	10,060	9,128
Trade and other payables	64,288	57,770
Derivative financial instruments[1]	10,324	5,664
Income taxes payable	3,883	3,149
Decommissioning and other provisions	3,963	5,884
	92,518	81,595
Liabilities directly associated with assets classified as held for sale[2]	955	820
	93,473	82,415
Total liabilities	205,998	195,031
Equity attributable to Shell plc shareholders	173,583	174,392
Non-controlling interest	1,018	927
Total equity	174,601	175,319
Total liabilities and equity	380,598	370,350
1.    See Note 6 “Derivative financial instruments and debt excluding lease liabilities”.
2.    See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.

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CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
	Equity attributable to Shell plc shareholders
$ million	Share capital[1]	Shares held in trust	Other reserves²	Retained earnings	Total	Non-controlling interest	Total equity
At January 1, 2026	477	(847)	21,234	153,528	174,392	927	175,319
Comprehensive income/(loss) for the period	—	—	(653)	5,694	5,041	96	5,137
Transfer from other comprehensive income	—	—	(27)	27	—	—	—
Dividends³	—	—	—	(2,100)	(2,100)	(9)	(2,109)
Repurchases of shares[4]	(7)	—	7	(3,515)	(3,515)	—	(3,515)
Share-based compensation	—	615	(667)	(231)	(283)	—	(283)
Other changes	—	—	—	48	48	3	51
At March 31, 2026	471	(231)	19,893	153,451	173,583	1,018	174,601
At January 1, 2025	510	(803)	19,766	158,834	178,307	1,861	180,168
Comprehensive income/(loss) for the period	—	—	1,967	4,780	6,748	105	6,852
Transfer from other comprehensive income	—	—	11	(11)	—	—	—
Dividends³	—	—	—	(2,179)	(2,179)	(86)	(2,265)
Repurchases of shares[4]	(8)	—	8	(3,513)	(3,513)	—	(3,513)
Share-based compensation	—	500	(663)	(405)	(567)	—	(567)
Other changes	—	—	—	23	22	(24)	(2)
At March 31, 2025	502	(304)	21,090	157,527	178,813	1,856	180,670
1.    See Note 4 “Share capital”.
2.    See Note 5 “Other reserves”.
3.    The amount charged to retained earnings is based on prevailing exchange rates on payment date.
4.     Includes shares committed to repurchase under an irrevocable contract and repurchases subject to settlement at the end of the quarter.

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CONSOLIDATED STATEMENT OF CASH FLOWS
Quarters			$ million
Q1 2026	Q4 2025	Q1 2025
9,328	6,898	8,959	Income before taxation for the period
			Adjustment for:
1,102	741	636	– Interest expense (net)
5,743	6,581	5,441	– Depreciation, depletion and amortisation[1]
1	94	28	– Exploration well write-offs
(64)	(2,121)	127	– Net (gains)/losses on sale and revaluation of non-current assets and businesses
93	215	(615)	– Share of (profit)/loss of joint ventures and associates
595	987	523	– Dividends received from joint ventures and associates
(6,686)	738	854	– (Increase)/decrease in inventories
(10,404)	647	(2,610)	– (Increase)/decrease in current receivables
5,912	(109)	(907)	– Increase/(decrease) in current payables
2,475	(327)	(244)	– Derivative financial instruments
(80)	(162)	(100)	– Retirement benefits
(1,086)	(994)	(480)	– Decommissioning and other provisions
1,433	(1,110)	570	– Other[1]
(2,301)	(2,638)	(2,900)	Tax paid
6,062	9,438	9,281	Cash flow from operating activities
(3,757)	(5,250)	(3,748)	Capital expenditure
(426)	(724)	(413)	Investments in joint ventures and associates
(20)	(42)	(15)	Investments in equity securities
(4,202)	(6,015)	(4,175)	Cash capital expenditure
272	(101)	559	Proceeds from sale of property, plant and equipment and businesses
42	148	33	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans
39	6	5	Proceeds from sale of equity securities
362	472	508	Interest received
694	856	506	Other investing cash inflows
(343)	(555)	(1,394)	Other investing cash outflows
(3,136)	(5,190)	(3,959)	Cash flow from investing activities
10	(62)	80	Net increase/(decrease) in debt with maturity period within three months
			Other debt:
—	2,425	139	– New borrowings
(2,794)	(2,416)	(2,514)	– Repayments
(1,037)	(1,197)	(846)	Interest paid
(316)	96	326	Derivative financial instruments
30	(1)	(25)	Change in non-controlling interest
			Cash dividends paid to:
(2,100)	(2,068)	(2,179)	– Shell plc shareholders
(9)	(28)	(86)	– Non-controlling interest
(3,182)	(3,425)	(3,311)	Repurchases of shares
(423)	(373)	(768)	Shares held in trust: net sales/(purchases) and dividends received
(9,820)	(7,049)	(9,183)	Cash flow from financing activities
(205)	(39)	353	Effects of exchange rate changes on cash and cash equivalents
(7,098)	(2,838)	(3,509)	Increase/(decrease) in cash and cash equivalents
30,216	33,053	39,110	Cash and cash equivalents at beginning of period
23,117	30,216	35,601	Cash and cash equivalents at end of period
1. See Note 7 “Other notes to the unaudited Condensed Consolidated Interim Financial Statements”.
Shell plc            Unaudited Condensed Interim Financial Report            14

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
1.    Basis of preparation
These unaudited Condensed Consolidated Interim Financial Statements of Shell plc (“the Company”) and its subsidiaries (collectively referred to as “Shell”) have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB") and adopted by the UK, and on the basis of the same accounting principles as those used in the Company's Annual Report and Accounts (pages 229 to 306) for the year ended December 31, 2025, as filed with the Registrar of Companies for England and Wales and as filed with the Autoriteit Financiële Markten (the Netherlands) and Form 20-F (pages 214 to 290) for the year ended December 31, 2025, as filed with the US Securities and Exchange Commission, and should be read in conjunction with these filings.
The financial information presented in the unaudited Condensed Consolidated Interim Financial Statements does not constitute statutory accounts within the meaning of section 434(3) of the Companies Act 2006 (“the Act”). Statutory accounts for the year ended December 31, 2025, were published in Shell's Annual Report and Accounts, a copy of which was delivered to the Registrar of Companies for England and Wales, and in Shell's Form 20-F. The auditor's report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
Key accounting considerations, significant judgements and estimates
Future long-term commodity price assumptions, which represent a significant estimate, remained unchanged in the first quarter 2026 (see Note 7). Noting continued volatility in markets, price assumptions remain under review.

The discount rates applied for impairment testing and the discount rate applied to provisions are reviewed on a regular basis. These discount rates applied in the first quarter 2026 remain unchanged compared with 2025.
2.    Segment information
Segment earnings are presented on an Adjusted Earnings basis (Adjusted Earnings), which is the earnings measure used by the Chief Executive Officer, who serves as the Chief Operating Decision Maker, for the purposes of making decisions about allocating resources and assessing performance. This aligns with Shell's focus on performance, discipline and simplification.
The Adjusted Earnings measure is presented on a current cost of supplies (CCS) basis and aims to facilitate a comparative understanding of Shell's financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. Identified items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell's financial results from period to period.

Shell plc            Unaudited Condensed Interim Financial Report            15

ADJUSTED EARNINGS BY SEGMENT

Q1 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							5,694
Income/(loss) attributable to non-controlling interest							64
Income/(loss) for the period	1,321	2,556	1,895	395	527	(937)	5,758
Current cost of supplies adjustment before taxation			(950)	(763)			(1,713)
Tax on current cost of supplies adjustment			241	206			447
Identified items before taxation	598	156	99	2,712	(279)	—	3,286
Tax on identified items	(100)	(335)	48	(626)	100	29	(884)
Adjusted Earnings	1,819	2,377	1,334	1,925	348	(908)	6,894
Adjusted Earnings attributable to Shell plc shareholders							6,915
Adjusted Earnings attributable to non-controlling interest							(21)

Q4 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							4,134
Income/(loss) attributable to non-controlling interest							46
Income/(loss) for the period	1,839	3,648	(99)	(560)	(98)	(550)	4,180
Current cost of supplies adjustment before taxation			174	248			422
Tax on current cost of supplies adjustment			(44)	(64)			(108)
Identified items before taxation	(237)	(2,067)	587	382	238	(8)	(1,105)
Tax on identified items	59	(11)	(40)	(72)	(9)	(10)	(83)
Adjusted Earnings	1,661	1,570	578	(66)	131	(567)	3,307
Adjusted Earnings attributable to Shell plc shareholders							3,256
Adjusted Earnings attributable to non-controlling interest							51
Shell plc            Unaudited Condensed Interim Financial Report            16

Q1 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Income/(loss) attributable to Shell plc shareholders							4,780
Income/(loss) attributable to non-controlling interest							95
Income/(loss) for the period	2,789	2,080	814	(77)	(247)	(483)	4,875
Current cost of supplies adjustment before taxation			52	(67)			(15)
Tax on current cost of supplies adjustment			(14)	12			(2)
Identified items before taxation	(348)	(121)	44	679	260	(4)	510
Tax on identified items	43	378	4	(99)	(54)	29	301
Adjusted Earnings	2,483	2,337	900	449	(42)	(457)	5,670
Adjusted Earnings attributable to Shell plc shareholders							5,577
Adjusted Earnings attributable to non-controlling interest							94

CASH CAPITAL EXPENDITURE BY SEGMENT
Cash capital expenditure is a measure used by the Chief Executive Officer for the purposes of making decisions about allocating resources and assessing performance.

Q1 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	780	2,002	240	332	390	12	3,757
Investments in joint ventures and associates	233	157	4	31	—	1	426
Investments in equity securities	—	—	4	—	14	1	20
Cash capital expenditure	1,014	2,159	248	363	404	14	4,202

Q4 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	1,020	2,401	681	792	325	31	5,250
Investments in joint ventures and associates	187	281	5	222	28	—	724
Investments in equity securities	—	—	3	2	37	—	42
Cash capital expenditure	1,207	2,682	688	1,016	391	31	6,015
Shell plc            Unaudited Condensed Interim Financial Report            17

Q1 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Capital expenditure	943	1,727	252	451	358	17	3,748
Investments in joint ventures and associates	174	197	4	7	30	1	413
Investments in equity securities	—	—	—	—	14	—	15
Cash capital expenditure	1,116	1,923	256	458	403	19	4,175

REVENUE BY SEGMENT
Third-party revenue includes revenue from sources other than from contracts with customers, which mainly comprises the impact of fair value accounting of commodity derivatives.

Q1 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party revenue	7,748	1,400	30,695	19,221	10,622	5	69,691
Inter-segment revenue	3,410	9,389	2,245	9,660	1,352	—	26,055

Q4 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party revenue	9,542	1,559	26,881	17,655	8,446	10	64,093
Inter-segment revenue	2,804	8,300	1,717	8,488	1,222	—	22,531

Q1 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Revenue:
Third-party revenue	9,602	1,510	27,083	21,610	9,417	12	69,234
Inter-segment revenue	2,675	9,854	1,849	8,255	1,164	—	23,797

Shell plc            Unaudited Condensed Interim Financial Report            18

Identified Items
The objective of identified items is to exclude material impacts1 on net income/loss arising from transactions which are typically outside the control of management and are unusual in nature (e.g., infrequent or non-recurring events) or that result in a misalignment between accounting and economic outcomes. Certain transactions that are generally excluded from underlying results within the industry may also be classified as identified items.
Identified items comprise divestment gains and losses, impairment losses and reversals, redundancy and restructuring, fair value accounting effects on commodity derivatives and certain gas contracts, the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items.
1. For the purpose of identification of items in certain categories materiality thresholds are applied.

Q1 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	136	(81)	(9)	(16)	30	—	60
Impairment reversals/(impairments)	—	(22)	(171)	(41)	(29)	—	(263)
Redundancy and restructuring	(13)	(33)	(42)	(38)	(6)	—	(131)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(721)	—	122	(2,616)	283	—	(2,932)
Other[2]	—	(20)	—	—	—	—	(20)
Total identified items included in Income/(loss) before taxation	(598)	(156)	(99)	(2,712)	279	—	(3,286)
Total identified items included in Taxation (charge)/credit	100	335	(48)	626	(100)	(29)	884
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	133	(38)	(7)	(13)	23	—	99
Impairment reversals/(impairments)	—	(15)	(182)	(29)	(29)	—	(255)
Redundancy and restructuring	(9)	(20)	(31)	(28)	(4)	(1)	(95)
Fair value accounting of commodity derivatives and certain gas contracts[1]	(634)	—	73	(2,016)	189	—	(2,388)
Impact of exchange rate movements and inflationary adjustments on tax balances[3]	13	272	—	—	—	(28)	257
Other[2]	—	(20)	—	—	—	—	(20)
Impact on Income/(loss) for the period	(497)	179	(147)	(2,086)	179	(29)	(2,402)
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	(2)	—	—	(3)
Impact on Income/(loss) attributable to Shell plc shareholders	(497)	179	(147)	(2,084)	179	(29)	(2,399)
1.Fair value accounting of commodity derivatives and certain gas contracts: In the ordinary course of business, Shell enters into contracts to supply or purchase oil and gas products, as well as power and environmental products. Shell also enters into contracts for tolling, pipeline and storage capacity. Derivative contracts are entered into for mitigation of resulting economic exposures (generally price exposure) and these derivative contracts are carried at period-end market price (fair value), with movements in fair value recognised in income for the period. Supply and purchase contracts entered into for operational purposes, as well as contracts for tolling, pipeline and storage capacity, are, by contrast, recognised when the transaction occurs; furthermore, inventory is carried at historical cost or net realisable value, whichever is lower. As a consequence, accounting mismatches occur because: (a) the supply or purchase transaction is recognised in a different period; or (b) the inventory is measured on a different basis. In addition, certain contracts are, due to pricing or delivery conditions, deemed to contain embedded derivatives or written options and are also required to be carried at fair value even though they are entered into for operational purposes. The accounting impacts are reported as identified items.
2.Other identified items represent other credits or charges that based on Shell management's assessment hinder the comparative understanding of Shell's financial results from period to period.
3.Impact of exchange rate movements and inflationary adjustments on tax balances represents the impact on tax balances of exchange rate movements and inflationary adjustments arising on: (a) the conversion to dollars of the local currency tax base of non-monetary assets and liabilities, as well as recognised tax losses (this primarily impacts the Integrated Gas and Upstream segments); and (b) the conversion of dollar-denominated inter-segment loans to local currency, leading to taxable exchange rate gains or losses (this primarily impacts the Corporate segment).

Shell plc            Unaudited Condensed Interim Financial Report            19

Q4 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	(12)	2,318	(9)	(172)	(41)	17	2,100
Impairment reversals/(impairments)	23	(210)	(540)	(222)	(178)	(8)	(1,136)
Redundancy and restructuring	(15)	(42)	(46)	(17)	(3)	—	(123)
Fair value accounting of commodity derivatives and certain gas contracts[1]	241	—	(13)	32	(16)	—	244
Other[1]	—	1	21	(2)	—	—	20
Total identified items included in Income/(loss) before taxation	237	2,067	(587)	(382)	(238)	8	1,105
Total identified items included in Taxation (charge)/credit	(59)	11	40	72	9	10	83
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	(7)	2,282	1	(127)	(31)	11	2,130
Impairment reversals/(impairments)	21	(151)	(527)	(187)	(156)	(6)	(1,006)
Redundancy and restructuring	(11)	(20)	(34)	(13)	(2)	—	(81)
Fair value accounting of commodity derivatives and certain gas contracts[1]	225	—	(8)	18	(15)	—	220
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	6	(33)	—	—	—	13	(14)
Other[1]	(56)	1	21	(1)	(24)	—	(60)
Impact on Income/(loss) for the period	178	2,079	(547)	(310)	(229)	18	1,188
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Income/(loss) attributable to Shell plc shareholders	178	2,079	(547)	(310)	(229)	18	1,188
1.For a detailed description, see the corresponding footnotes to the Q1 2026 identified items table above.
Shell plc            Unaudited Condensed Interim Financial Report            20

Q1 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Identified items included in Income/(loss) before taxation
Divestment gains/(losses)	(1)	154	(57)	(15)	(187)	—	(106)
Impairment reversals/(impairments)	—	(21)	10	(293)	(38)	—	(341)
Redundancy and restructuring	(1)	(15)	(9)	(13)	(9)	4	(44)
Fair value accounting of commodity derivatives and certain gas contracts[1]	420	(1)	12	(258)	20	—	194
Other[1]	(70)	4	—	(101)	(46)	—	(212)
Total identified items included in Income/(loss) before taxation	348	121	(44)	(679)	(260)	4	(510)
Total identified items included in Taxation (charge)/credit	(43)	(378)	(4)	99	54	(29)	(301)
Identified items included in Income/(loss) for the period
Divestment gains/(losses)	—	8	(61)	(12)	(143)	—	(208)
Impairment reversals/(impairments)	—	(15)	6	(277)	(31)	—	(317)
Redundancy and restructuring	(1)	(5)	(1)	(12)	(7)	2	(24)
Fair value accounting of commodity derivatives and certain gas contracts[1]	362	—	7	(202)	20	—	187
Impact of exchange rate movements and inflationary adjustments on tax balances[1]	4	132	—	—	—	(28)	108
Other[1]	(59)	(377)	—	(77)	(45)	—	(558)
Impact on Income/(loss) for the period	306	(257)	(49)	(581)	(205)	(26)	(811)
Impact on Income/(loss) attributable to non-controlling interest	—	—	—	—	—	—	—
Impact on Income/(loss) attributable to Shell plc shareholders	306	(257)	(49)	(581)	(205)	(26)	(811)
1.For a detailed description, see the corresponding footnotes to the Q1 2026 identified items table above.

The categories of identified items may include after-tax effects of joint ventures and associates, which are fully reported within "Share of profit of joint ventures and associates" in the Consolidated Statement of Income, and are also fully reflected as identified items included within income/(loss) before taxation in the tables above. Identified items related to subsidiaries are consolidated and presented across appropriate lines of the Consolidated Statement of Income.

Shell plc            Unaudited Condensed Interim Financial Report            21

3. Earnings per share

EARNINGS PER SHARE
Quarters
Q1 2026	Q4 2025	Q1 2025
5,694	4,134	4,780	Income/(loss) attributable to Shell plc shareholders ($ million)
			Weighted average number of shares used as the basis for determining:
5,653.9	5,739.6	6,033.5	Basic earnings per share (million)
5,703.7	5,799.7	6,087.8	Diluted earnings per share (million)
4. Share capital

ISSUED AND FULLY PAID ORDINARY SHARES OF €0.07 EACH
	Number of shares	Nominal value ($ million)
At January 1, 2026	5,718,636,398	477
Repurchases of shares	(80,079,981)	(7)
At March 31, 2026	5,638,556,417	471
At January 1, 2025	6,115,031,158	510
Repurchases of shares	(98,948,766)	(8)
At March 31, 2025	6,016,082,392	502
At Shell plc’s Annual General Meeting on May 20, 2025, the Board was authorised to allot ordinary shares in Shell plc, and to grant rights to subscribe for, or to convert, any security into ordinary shares in Shell plc, up to an aggregate nominal amount of approximately €140 million (representing approximately 2,007 million ordinary shares of €0.07 each), and to list such shares or rights on any stock exchange. This authority expires at the earlier of the close of business on August 19, 2026, or the end of the Annual General Meeting to be held in 2026, unless previously renewed, revoked or varied by Shell plc in a general meeting.
5. Other reserves

OTHER RESERVES
$ million	Merger reserve	Share premium reserve	Capital redemption reserve	Share plan reserve	Accumulated other comprehensive income	Total
At January 1, 2026	37,298	154	303	1,359	(17,880)	21,234
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	(653)	(653)
Transfer from other comprehensive income	—	—	—	—	(27)	(27)
Repurchases of shares	—	—	7	—	—	7
Share-based compensation	—	—	—	(667)	—	(667)
At March 31, 2026	37,298	154	310	691	(18,561)	19,893
At January 1, 2025	37,298	154	270	1,417	(19,373)	19,766
Other comprehensive income/(loss) attributable to Shell plc shareholders	—	—	—	—	1,967	1,967
Transfer from other comprehensive income	—	—	—	—	11	11
Repurchases of shares	—	—	8	—	—	8
Share-based compensation	—	—	—	(663)	—	(663)
At March 31, 2025	37,298	154	279	754	(17,394)	21,090
The merger reserve and share premium reserve were established as a consequence of Shell plc (formerly Royal Dutch Shell plc) becoming the single parent company of Royal Dutch Petroleum Company and The “Shell” Transport and Trading Company, p.l.c., now The Shell Transport and Trading Company Limited, in 2005. The merger reserve increased in 2016 following the issuance of shares for the acquisition of BG Group plc. The capital redemption reserve was established in connection with repurchases of shares of Shell plc. The share plan reserve is in respect of equity-settled share-based compensation plans.

Shell plc            Unaudited Condensed Interim Financial Report            22

6. Derivative financial instruments and debt excluding lease liabilities
As disclosed in the Consolidated Financial Statements for the year ended December 31, 2025, presented in the Annual Report and Accounts and Form 20-F for that year, Shell is exposed to the risks of changes in fair value of its financial assets and liabilities. The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values at March 31, 2026, are consistent with those used in the year ended December 31, 2025, though the carrying amounts of derivative financial instruments have changed since that date. The movement of the derivative financial instruments between December 31, 2025 and March 31, 2026 is an increase of $1,972 million for the current assets and an increase of $4,660 million for the current liabilities.
The table below provides the comparison of the fair value with the carrying amount of debt excluding lease liabilities, disclosed in accordance with IFRS 7 Financial Instruments: Disclosures.

DEBT EXCLUDING LEASE LIABILITIES
$ million	March 31, 2026	December 31, 2025
Carrying amount[1]	45,051	46,710
Fair value[2]	41,281	43,142
1.    Shell issued no debt under the US shelf or under the Euro medium-term note programmes during the first quarter 2026.
2.     Mainly determined from the prices quoted for these securities.

7. Other notes to the unaudited Condensed Consolidated Interim Financial Statements
Consolidated Statement of Income
Interest and other income

Quarters			$ million
Q1 2026	Q4 2025	Q1 2025
535	2,848	302	Interest and other income/(expenses)
			Of which:
372	452	481	Interest income
—	21	1	Dividend income (from investments in equity securities)
64	2,121	(127)	Net gains/(losses) on sales and revaluation of non-current assets and businesses
30	(34)	(137)	Net foreign exchange gains/(losses) on financing activities
70	288	85	Other

Depreciation, depletion and amortisation

Quarters			$ million
Q1 2026	Q4 2025	Q1 2025
5,743	6,581	5,441	Depreciation, depletion and amortisation
			Of which:
5,738	5,751	5,130	Depreciation
84	837	311	Impairments
(79)	(7)	(1)	Impairment reversals

Depreciation
On March 18, 2026, an attack on Ras Laffan Industrial City (Qatar) damaged one of the two trains at the Pearl GTL facility, resulting in a limited write‑off recognised within depreciation in the first quarter 2026. It is currently anticipated that the full repair of the damaged train will take around one year.

Impairment
The ongoing conflict in the Middle East has resulted in production shutdowns and export constraints, and delivery under LNG supply contracts has been stopped following declaration of force majeure, due to the blockage of the Strait of Hormuz. No impairment has been identified as a result of these events. Since the start of the conflict, commodity prices and refining margins have been highly volatile; however, the long‑term price assumptions applied in impairment testing have remained unchanged since 2025 (see Note 1). Accordingly, no impairment or impairment reversal has been identified in the first quarter 2026.
Shell plc            Unaudited Condensed Interim Financial Report            23

Taxation charge/credit

Quarters			$ million
Q1 2026	Q4 2025	Q1 2025
3,570	2,718	4,083	Taxation charge/(credit)
			Of which:
3,407	2,639	4,024	Income tax excluding Pillar Two income tax
163	80	59	Income tax related to Pillar Two income tax
As required by IAS 12 Income Taxes, Shell has applied the exception to recognising and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

Consolidated Statement of Comprehensive Income
Currency translation differences

Quarters			$ million
Q1 2026	Q4 2025	Q1 2025
(820)	348	1,711	Currency translation differences
			Of which:
(767)	308	1,618	Recognised in Other comprehensive income
(53)	40	92	(Gain)/loss reclassified to profit or loss

Condensed Consolidated Balance Sheet
Debt

$ million	March 31, 2026			December 31, 2025
	Debt (excluding lease liabilities)	Lease liabilities	Total	Debt (excluding lease liabilities)	Lease liabilities	Total
Current debt:	4,696	5,364	10,060	4,517	4,611	9,128
Non-current debt	40,355	25,229	65,585	42,193	24,322	66,515
Total	45,051	30,594	75,645	46,710	28,933	75,643
Lease liabilities at March 31, 2026, and December 31, 2025, include vessel leases with index-linked payments. In accordance with IFRS 16, these lease liabilities are remeasured to reflect changes in the relevant index at the balance sheet date. During the first quarter 2026, a significant increase in the underlying index due to the Middle East conflict resulted in an increase in lease liabilities at March 31, 2026, compared with December 31, 2025, of $3,199 million, with a corresponding adjustment to the related right-of-use assets within Property, plant and equipment. Depreciation of the remeasurement of the right-of-use assets is recognised prospectively over the remaining lease term.

Assets classified as held for sale

$ million	March 31, 2026	December 31, 2025
Assets classified as held for sale	2,367	1,030
Liabilities directly associated with assets classified as held for sale	955	820
Assets classified as held for sale and associated liabilities at March 31, 2026, principally relate to Jiffy Lube International and two retail operations in Mexico in Marketing and a working interest in Brazil in Upstream.
The major classes of assets and liabilities classified as held for sale at March 31, 2026, are Property, plant and equipment ($1,062 million; December 31, 2025: $662 million), Intangible assets ($569 million; December 31, 2025: $17 million), Trade and other receivables ($544 million: December 31, 2025: $141 million) and Debt ($788 million; December 31, 2025: $185 million).
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Consolidated Statement of Cash Flows
Cash flow from operating activities - Other

Quarters			$ million
Q1 2026	Q4 2025	Q1 2025
1,433	(1,110)	570	Cash flow from operating activities - Other
Cash flow from operating activities - Other for the first quarter 2026 includes $1,289 million of net inflows (fourth quarter 2025: $838 million net outflows; first quarter 2025: $652 million net inflows) due to the timing of payments relating to emission certificates and biofuel programmes in Europe and North America.

8. Reconciliation of Operating expenses and Total Debt

RECONCILIATION OF OPERATING EXPENSES

Quarters			$ million
Q1 2026	Q4 2025	Q1 2025
5,745	5,830	5,549	Production and manufacturing expenses
2,803	3,432	2,840	Selling, distribution and administrative expenses
167	298	185	Research and development
8,716	9,559	8,575	Operating expenses

RECONCILIATION OF TOTAL DEBT

March 31, 2026	December 31, 2025	March 31, 2025	$ million
10,060	9,128	11,391	Current debt
65,585	66,515	65,120	Non-current debt
75,645	75,643	76,511	Total debt

9. Post-balance sheet events
On April 27, 2026, Shell entered into a definitive agreement to acquire ARC Resources Ltd (“ARC”), an energy company focused on the Montney shale basin in British Columbia and Alberta, Canada. Under the terms of the agreement, ARC’s shareholders will receive CAD 8.20 in cash and 0.40247 ordinary shares of Shell plc for each ARC share, resulting in an equity value of approximately USD 13.6 billion, based on Shell’s closing share price at April 24, 2026 of GBP 33.08 and GBP:CAD exchange ratio of 1.8480. The boards of both companies have unanimously supported the transaction, which is expected to close in the second half of 2026, subject to ARC shareholder, court and regulatory approvals.

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ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES
A. Adjusted Earnings, Adjusted earnings before interest, taxes, depreciation and amortisation (“Adjusted EBITDA”) and Cash flow from operating activities
The “Adjusted Earnings” measure is presented on a current cost of supplies basis and aims to facilitate a comparative understanding of Shell’s financial performance from period to period by removing the effects of oil price changes on inventory carrying amounts and removing the effects of identified items. These items are in some cases driven by external factors and may, either individually or collectively, hinder the comparative understanding of Shell’s financial results from period to period. This measure excludes earnings attributable to non-controlling interest when presenting the total Shell Group result but includes this item when presenting individual segment Adjusted Earnings as set out in the table below.
See Note 2 “Segment information” for the reconciliation of Adjusted Earnings.
We define “Adjusted EBITDA” as “Income/(loss) for the period” adjusted for current cost of supplies; identified items; tax charge/(credit); depreciation, amortisation and depletion; exploration well write-offs and net interest expense. All items include the non-controlling interest component. Management uses this measure to evaluate Shell's performance in the period and over time.

Q1 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							6,915
Add: Non-controlling interest							(21)
Adjusted Earnings plus non-controlling interest	1,819	2,377	1,334	1,925	348	(908)	6,894
Add: Taxation charge/(credit) excluding tax impact of identified items	708	2,134	537	689	115	(176)	4,007
Add: Depreciation, depletion and amortisation excluding impairments	1,528	2,616	560	942	84	7	5,738
Add: Exploration well write-offs	—	1	—	—	—	—	1
Add: Interest expense excluding identified items	62	151	8	20	2	1,229	1,473
Less: Interest income	2	19	1	32	2	316	372
Adjusted EBITDA	4,115	7,261	2,437	3,544	548	(164)	17,741
Less: Current cost of supplies adjustment before taxation			(950)	(763)			(1,713)
Joint ventures and associates (dividends received less profit)	(143)	27	493	(22)	10	—	364
Derivative financial instruments	(819)	(34)	(4)	(1,887)	2,358	(27)	(414)
Taxation paid	(722)	(1,492)	(65)	38	(7)	(53)	(2,301)
Other	(827)	(268)	160	902	91	80	138
(Increase)/decrease in working capital	(1,121)	(2,316)	(1,748)	(5,646)	(62)	(287)	(11,179)
Cash flow from operating activities	483	3,178	2,224	(2,308)	2,937	(451)	6,062

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Q4 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							3,256
Add: Non-controlling interest							51
Adjusted Earnings plus non-controlling interest	1,661	1,570	578	(66)	131	(567)	3,307
Add: Taxation charge/(credit) excluding tax impact of identified items	836	1,686	415	159	109	(297)	2,909
Add: Depreciation, depletion and amortisation excluding impairments	1,540	2,663	593	861	88	6	5,751
Add: Exploration well write-offs	32	62	—	—	—	—	94
Add: Interest expense excluding identified items	59	171	19	15	3	924	1,191
Less: Interest income	—	38	1	30	3	380	452
Adjusted EBITDA	4,127	6,114	1,604	939	329	(313)	12,799
Less: Current cost of supplies adjustment before taxation			174	248			422
Joint ventures and associates (dividends received less profit)	59	143	308	308	83	—	900
Derivative financial instruments	319	8	16	(92)	(150)	(186)	(85)
Taxation paid	(724)	(1,859)	(149)	47	7	39	(2,638)
Other	(125)	(1,043)	(1,568)	260	30	56	(2,390)
(Increase)/decrease in working capital	301	924	(112)	561	(704)	304	1,275
Cash flow from operating activities	3,956	4,287	(75)	1,775	(405)	(100)	9,438

Q1 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Adjusted Earnings							5,577
Add: Non-controlling interest							94
Adjusted Earnings plus non-controlling interest	2,483	2,337	900	449	(42)	(457)	5,670
Add: Taxation charge/(credit) excluding tax impact of identified items	803	2,619	391	99	63	(191)	3,784
Add: Depreciation, depletion and amortisation excluding impairments	1,404	2,213	566	852	90	6	5,130
Add: Exploration well write-offs	—	29	—	—	—	—	28
Add: Interest expense excluding identified items	51	200	12	14	2	841	1,119
Less: Interest income	4	11	—	4	2	461	481
Adjusted EBITDA	4,735	7,387	1,869	1,410	111	(261)	15,250
Less: Current cost of supplies adjustment before taxation			52	(67)			(15)
Joint ventures and associates (dividends received less profit)	(286)	(159)	203	54	10	—	(178)
Derivative financial instruments	542	14	10	(508)	(169)	73	(38)
Taxation paid	(773)	(1,999)	(174)	63	52	(68)	(2,900)
Other	(68)	(386)	396	125	(17)	(257)	(206)
(Increase)/decrease in working capital	(687)	(913)	(344)	(1,081)	380	(19)	(2,663)
Cash flow from operating activities	3,463	3,945	1,907	130	367	-531	9,281

Identified items
The objective of identified items is to exclude material impacts1 on net income/loss arising from transactions which are typically outside the control of management and are unusual in nature (e.g., infrequent or non-recurring events) or that result in a misalignment between accounting and economic outcomes. Certain transactions that are generally excluded from underlying results within the industry may also be classified as identified items.
Identified items comprise divestment gains and losses, impairment losses and reversals, redundancy and restructuring, fair value accounting effects on commodity derivatives and certain gas contracts, the impact of exchange rate movements and inflationary adjustments on certain deferred tax balances, and other items.
See Note 2 “Segment information” for details.
1. For the purpose of identification of items in certain categories materiality thresholds are applied.

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B. Adjusted Earnings per share
Adjusted Earnings per share is calculated as Adjusted Earnings (see Reference A), divided by the weighted average number of shares used as the basis for basic earnings per share (see Note 3).
C. Cash capital expenditure
Cash capital expenditure represents cash spent on maintaining and developing assets as well as on investments in the period. Management regularly monitors this measure as a key lever to delivering sustainable cash flows. Cash capital expenditure is the sum of the following lines from the Consolidated Statement of Cash Flows: Capital expenditure, Investments in joint ventures and associates and Investments in equity securities.
See Note 2 “Segment information” for the reconciliation of cash capital expenditure.
D. Capital employed and Return on average capital employed
Return on average capital employed ("ROACE") measures the efficiency of Shell’s utilisation of the capital that it employs.
The measure refers to Capital employed which consists of total equity, current debt, and non-current debt reduced by cash and cash equivalents.
In this calculation, the sum of Adjusted Earnings (see Reference A) plus non-controlling interest (NCI) excluding identified items for the current and previous three quarters, adjusted for after-tax interest expense and after-tax interest income, is expressed as a percentage of the average capital employed excluding cash and cash equivalents for the same period.

$ million		Quarters
	Q1 2026	Q4 2025	Q1 2025
Current debt	11,391	11,630	11,046
Non-current debt	65,120	65,448	68,886
Total equity	180,670	180,168	188,304
Less: Cash and cash equivalents	(35,601)	(39,110)	(39,949)
Capital employed – opening	221,580	218,134	228,286
Current debt	10,060	9,128	11,391
Non-current debt	65,585	66,515	65,120
Total equity	174,601	175,319	180,670
Less: Cash and cash equivalents	(23,117)	(30,216)	(35,601)
Capital employed – closing	227,128	220,747	221,580
Capital employed – average	224,354	219,441	224,933

ROACE on an Adjusted Earnings plus Non-controlling interest (NCI) basis
$ million		Quarters
	Q1 2026	Q4 2025	Q1 2025
Adjusted Earnings - current and previous three quarters (Reference A)	19,867	18,528	21,558
Add: Income/(loss) attributable to NCI - current and previous three quarters	251	282	441
Add: Current cost of supplies adjustment attributable to NCI - current and previous three quarters	(83)	3	25
Less: Identified items attributable to NCI (Reference A) - current and previous three quarters	(3)	—	18
Adjusted Earnings plus NCI excluding identified items - current and previous three quarters	20,038	18,814	22,005
Add: Interest expense after tax - current and previous three quarters	2,951	2,673	2,639
Less: Interest income after tax on cash and cash equivalents - current and previous three quarters	853	954	1,329
Adjusted Earnings plus NCI excluding identified items before interest expense and interest income - current and previous three quarters	22,136	20,534	23,315
Capital employed – average	224,354	219,441	224,933
ROACE on an Adjusted Earnings plus NCI basis	9.9%	9.4%	10.4%
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E. Net debt and gearing
Net debt is defined as the sum of current and non-current debt, less cash and cash equivalents, adjusted for the fair value of derivative financial instruments used to hedge foreign exchange and interest rate risk relating to debt, and associated collateral balances. Management considers this adjustment useful because it reduces the volatility of net debt caused by fluctuations in foreign exchange and interest rates, and eliminates the potential impact of related collateral payments or receipts. Debt-related derivative financial instruments are a subset of the derivative financial instrument assets and liabilities presented on the balance sheet. Collateral balances are reported under “Trade and other receivables” or “Trade and other payables” as appropriate.
Gearing is a measure of Shell's capital structure and is defined as net debt (total debt less cash and cash equivalents) as a percentage of total capital (net debt plus total equity).

$ million
	March 31, 2026	December 31, 2025	March 31, 2025
Current debt	10,060	9,128	11,391
Non-current debt	65,585	66,515	65,120
Total debt	75,645	75,643	76,511
Of which: lease liabilities	30,594	28,933	28,488
Add: Debt-related derivative financial instruments: net liability/(asset)	706	547	1,905
Add: Collateral on debt-related derivatives: net liability/(asset)	(627)	(287)	(1,295)
Less: Cash and cash equivalents	(23,117)	(30,216)	(35,601)
Net debt	52,606	45,687	41,521
Total equity	174,601	175,319	180,670
Total capital	227,207	221,006	222,190
Gearing	23.2%	20.7%	18.7%
F. Operating expenses and Underlying operating expenses
Operating expenses*
Operating expenses is a measure of Shell’s cost management performance, comprising the following items from the Consolidated Statement of Income: production and manufacturing expenses; selling, distribution and administrative expenses; and research and development expenses.

Q1 2026	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	1,124	2,126	471	1,591	430	2	5,745
Selling, distribution and administrative expenses	66	81	1,966	398	184	107	2,803
Research and development	23	44	22	18	9	52	167
Operating expenses	1,213	2,251	2,459	2,007	623	161	8,716

Q4 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	1,156	2,269	263	1,686	452	4	5,830
Selling, distribution and administrative expenses	47	144	2,381	532	166	162	3,432
Research and development	29	76	44	28	18	102	298
Operating expenses	1,232	2,489	2,688	2,246	636	268	9,559

Q1 2025	$ million
	Integrated Gas	Upstream	Marketing	Chemicals and Products	Renewables and Energy Solutions	Corporate	Total
Production and manufacturing expenses	947	2,139	349	1,621	486	8	5,549
Selling, distribution and administrative expenses	38	42	2,053	442	153	111	2,840
Research and development	22	32	42	25	21	43	185
Operating expenses	1,006	2,213	2,444	2,088	661	162	8,575
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*Operational measure for US reporting purposes

Underlying operating expenses
Underlying operating expenses is a measure aimed at facilitating a comparative understanding of performance from period to period by removing the effects of identified items, which, either individually or collectively, can cause volatility, in some cases driven by external factors.

Quarters			$ million
Q1 2026	Q4 2025	Q1 2025
8,716	9,559	8,575	Operating expenses
(130)	(122)	(44)	Redundancy and restructuring (charges)/reversal
—	(2)	(78)	Other
(130)	(124)	(121)	Total identified items
8,585	9,436	8,453	Underlying operating expenses
G. Free cash flow and Organic free cash flow
Free cash flow is used to evaluate cash available for financing activities, including dividend payments and debt servicing, after investment in maintaining and growing the business. It is defined as the sum of “Cash flow from operating activities” and “Cash flow from investing activities”.
Cash flows from acquisition and divestment activities are removed from Free cash flow to arrive at the Organic free cash flow, a measure used by management to evaluate the generation of free cash flow without these activities.

	Quarters		$ million
Q1 2026	Q4 2025	Q1 2025
6,062	9,438	9,281	Cash flow from operating activities
(3,136)	(5,190)	(3,959)	Cash flow from investing activities
2,927	4,249	5,322	Free cash flow
352	53	597	Less: Divestment proceeds (Reference I)
—	103	45	Add: Tax paid on divestments (reported under "Other investing cash outflows")
349	822	130	Add: Cash outflows related to inorganic capital expenditure[1]
2,923	5,121	4,899	Organic free cash flow[2]
1.Cash outflows related to inorganic capital expenditure includes portfolio actions which expand Shell's activities through acquisitions and restructuring activities as reported in capital expenditure lines in the Consolidated Statement of Cash Flows.
2.Free cash flow less divestment proceeds, adding back outflows related to inorganic expenditure.

H. Cash flow from operating activities excluding working capital movements
Working capital movements are defined as the sum of the following items in the Consolidated Statement of Cash Flows:
(i) (increase)/decrease in inventories, (ii) (increase)/decrease in current receivables, and (iii) increase/(decrease) in current payables.
Cash flow from operating activities excluding working capital movements is a measure used by Shell to analyse its operating cash generation over time excluding the timing effects of changes in inventories and operating receivables and payables from period to period.

Quarters			$ million
Q1 2026	Q4 2025	Q1 2025
6,062	9,438	9,281	Cash flow from operating activities
(6,686)	738	854	(Increase)/decrease in inventories
(10,404)	647	(2,610)	(Increase)/decrease in current receivables
5,912	(109)	(907)	Increase/(decrease) in current payables
(11,179)	1,275	(2,663)	(Increase)/decrease in working capital
17,241	8,164	11,944	Cash flow from operating activities excluding working capital movements
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I. Divestment proceeds
Divestment proceeds represent cash received from divestment activities in the period. Management regularly monitors this measure as a key lever to deliver free cash flow.

Quarters			$ million
Q1 2026	Q4 2025	Q1 2025
272	(101)	559	Proceeds from sale of property, plant and equipment and businesses
42	148	33	Proceeds from joint ventures and associates from sale, capital reduction and repayment of long-term loans
39	6	5	Proceeds from sale of equity securities
352	53	597	Divestment proceeds
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CAUTIONARY STATEMENT
All amounts shown throughout this Unaudited Condensed Financial Report are unaudited. All peak production figures in Portfolio Developments are quoted at 100% expected production. The numbers presented throughout this Unaudited Condensed Financial Report may not sum precisely to the totals provided and percentages may not precisely reflect the absolute figures, due to rounding.
The companies in which Shell plc directly and indirectly owns investments are separate legal entities. In this Unaudited Condensed Financial Report “Shell”, “Shell Group” and “Group” are sometimes used for convenience to reference Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to Shell plc and its subsidiaries in general or to those who work for them. These terms are also used where no useful purpose is served by identifying the particular entity or entities. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this Unaudited Condensed Financial Report refer to entities over which Shell plc either directly or indirectly has control. The terms “joint venture”, “joint operations”, “joint arrangements”, and “associates” may also be used to refer to a commercial arrangement in which Shell has a direct or indirect ownership interest with one or more parties. The term “Shell interest” is used for convenience to indicate the direct and/or indirect ownership interest held by Shell in an entity or unincorporated joint arrangement, after exclusion of all third-party interest.
Forward-Looking statements
This Unaudited Condensed Financial Report contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and businesses of Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as “aim”; “ambition”; ‘‘anticipate’’; “aspire”, “aspiration”, ‘‘believe’’; “commit”; “commitment”; ‘‘could’’; “desire”; ‘‘estimate’’; ‘‘expect’’; ‘‘goals’’; ‘‘intend’’; ‘‘may’’; “milestones”; ‘‘objectives’’; ‘‘outlook’’; ‘‘plan’’; ‘‘probably’’; ‘‘project’’; ‘‘risks’’; “schedule”; ‘‘seek’’; ‘‘should’’; ‘‘target’’; “vision”; ‘‘will’’; “would” and similar terms and phrases. There are a number of factors that could affect the future operations of Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this Unaudited Condensed Financial Report, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for Shell’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserves estimates; (f) loss of market share and industry competition; (g) environmental and physical risks, including climate change; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, judicial, fiscal and regulatory developments including tariffs and regulatory measures addressing climate change; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; (m) risks associated with the impact of pandemics, regional conflicts, such as the Russia-Ukraine war and the conflict in the Middle East, and a significant cyber security, data privacy or IT incident; (n) the pace of the energy transition; and (o) changes in trading conditions. No assurance is provided that future dividend payments will match or exceed previous dividend payments. All forward-looking statements contained in this Unaudited Condensed Financial Report are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional risk factors that may affect future results are contained in Shell plc’s Form 20-F for the year ended December 31, 2025 (available at www.shell.com/investors/news-and-filings/sec-filings.html and www.sec.gov). These risk factors also expressly qualify all forward-looking statements contained in this Unaudited Condensed Financial Report and should be considered by the reader. Each forward-looking statement speaks only as of the date of this Unaudited Condensed Financial Report, May 7, 2026. Neither Shell plc nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this Unaudited Condensed Financial Report.
Shell’s net carbon intensity
Also, in this Unaudited Condensed Financial Report we may refer to Shell’s "net carbon intensity" (NCI), which includes Shell’s carbon emissions from the production of our energy products, our suppliers’ carbon emissions in supplying energy for that production and our customers’ carbon emissions associated with their use of the energy products we sell. Shell’s NCI also includes the emissions associated with the production and use of energy products produced by others which Shell purchases for resale. Shell only controls its own emissions. The use of the terms Shell’s "net carbon intensity" or NCI is for convenience only and not intended to suggest these emissions are those of Shell plc or its subsidiaries.
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Shell’s net-zero emissions target
Shell’s operating plan and outlook are forecasted for a three-year period and ten-year period, respectively, and are updated every year. They reflect the current economic environment and what we can reasonably expect to see over the next three and ten years. Accordingly, the outlook reflects our combined Scope 1 and 2 target, NCI target and our oil products ambition over the next ten years. However, Shell’s operating plan and outlook cannot reflect our 2050 net-zero emissions target, as this target is outside our planning period. Such future operating plans and outlooks could include changes to our portfolio, efficiency improvements and the use of carbon capture and storage and carbon credits.
In the future, as society moves towards net-zero emissions, we expect Shell’s operating plans and outlooks to reflect this movement. However, if society is not net zero in 2050, as of today, there would be significant risk that Shell may not meet this target.
Forward-Looking non-GAAP measures
This Unaudited Condensed Financial Report may contain certain forward-looking non-GAAP measures such as cash capital expenditure and Adjusted Earnings. We are unable to provide a reconciliation of these forward-looking non-GAAP measures to the most comparable GAAP financial measures because certain information needed to reconcile those non-GAAP measures to the most comparable GAAP financial measures is dependent on future events some of which are outside the control of Shell, such as oil and gas prices, interest rates and exchange rates. Moreover, estimating such GAAP measures with the required precision necessary to provide a meaningful reconciliation is extremely difficult and could not be accomplished without unreasonable effort. Non-GAAP measures in respect of future periods which cannot be reconciled to the most comparable GAAP financial measure are calculated in a manner which is consistent with the accounting policies applied in Shell plc’s consolidated financial statements.
The contents of websites referred to in this Unaudited Condensed Financial Report do not form part of this Unaudited Condensed Financial Report.
We may have used certain terms, such as resources, in this Unaudited Condensed Financial Report that the United States Securities and Exchange Commission (SEC) strictly prohibits us from including in our filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov.
This announcement contains inside information.
May 7, 2026
The information in this Unaudited Condensed Financial Report reflects the unaudited consolidated financial position and results of Shell plc. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK.
Contacts:
- Sean Ashley, Company Secretary
- Media: International +44 (0) 207 934 5550; U.S. and Canada: https://www.shell.us/about-us/news-and-insights/media/submit-an-inquiry.html

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